

Mail Stop 3561

August 15, 2016

Gary Friedman
Chairman and Chief Executive Officer
Restoration Hardware Holdings, Inc.
15 Koch Road, Suite K
Corte Madera, CA 94926

     Re: **Restoration Hardware Holdings, Inc.**
           Form 10-K for the fiscal year ended January 30, 2016
           Filed March 30, 2016
           Form 8-K filed June 8, 2016
           File No. 001-35720

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 1. Business

Overview, page 1

1. We note your plans to migrate to larger retail spaces for your Design Galleries. In future reports, please provide more disclosure regarding your plans for the opening of additional Design Galleries. For example, please discuss how management will decide upon the timing, number and location of any additional galleries.

Sourcing, page 6

2. In future reports, to the extent material, please discuss in more detail your relationship with the vendor who accounted for 12% of your purchase dollar volume in 2015. For example, please discuss the material terms of any contractual relationship that exists. Please refer to Item 101(c)(3) of Regulation S-K.

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Compared to Fiscal 2014, page 41

3. In your analysis of results of operations on page 41, you often attribute changes in your revenues to a combination of several different factors. For example, you disclose that net revenues increased 12.9% due to an expansion of existing product assortment, the introduction of new products and the increase in leased selling square footage. When you list multiple factors that contributed to changes in sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9 - Convertible Senior Notes, page 80

4. Please address the following comments related to the issuances of your 0% Convertible Senior Notes:

- You disclose on pages 81 and 82 that you amortize the debt discount "over the term" of the notes. Please tell us how you determined your amortization period complies with ASC 470-20-35-13, which indicates that debt discounts and debt issuance costs should be amortized over the expected life of a similar liability that does not have an associated equity component. In doing so, tell us the expected life used to initially determine the fair value of the liability component recorded for these issuances.

- We note that you do not reference the convertible notes in your net income per share footnote on page 88. Please tell us how you treat your convertible notes for net income per share purposes.

Form 8-K filed June 8, 2016

5. You disclose a full non-GAAP income statement on page 6 for your reconciliation of adjusted income statement items, which may be inconsistent with the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please

review this guidance in its entirety, particularly Question 102.10, and tell us how you will apply the guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Mara Ransom, Assistant Director, at (202) 551-3720 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products